UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the press release dated August 8, 2007 of Aries Maritime Transport Limited (the “Company”) announcing the Company’s financial results for the six month period ended June 30, 2007.

Exhibit 1

Company Contact:	Investor and Media Contacts:
Richard J.H. Coxall	Leon Berman	Michael Cimini
Chief Financial Officer	Principal	Vice President
Aries Maritime Transport Limited	The IGB Group	The IGB Group
(011) 30 210 8983787	212-477-8438	212-477-8261

Aries Maritime Transport Limited Announces
Second Quarter 2007 Financial Results

Company Declares Second Quarter Dividend of $0.21 per Share Based on Improved Vessel Utilization

ATHENS, GREECE, August 8, 2007 – Aries Maritime Transport Limited (NASDAQ: RAMS) today reported its financial results for the six months ended June 30, 2007. The following financial review discusses the results for the three months ended June 30, 2007 compared with the three months ended March 31, 2007 to provide a more meaningful comparison.  It also refers to the results for the three months ended June 30, 2007 compared with the results for the three months ended June 30, 2006 as well as results for the six months ended June 30, 2007 compared with the results for the six months ended June 30, 2006.

Sequential Quarterly Results

Revenues of $26 million were recorded for the three months ended June 30, 2007, compared to revenues of $25.6 million recorded for the three months ended March 31, 2007. The increase in revenues is primarily attributable to improved vessel utilization during the three months ended June 30, 2007 compared to the three month period ended March 31, 2007.

As of June 30, 2007, the fleet comprised ten products tankers and five container ships, which is the same number of vessels as of March 31, 2007. During the three months ended June 30, 2007, vessel operating days totalled 1,365, compared to total vessel operating days of 1,350 for the three months ended March 31, 2007. Actual revenue days for the three month period ended June 30, 2007 were 1,325 days, compared with 1,234 days for the three month period ended March 31, 2007. Net income for the three months ended June 30, 2007 was $4.2 million or $0.15 basic and diluted earnings per share, compared to net income of $0.5 million or $0.02 basic and diluted earnings per share recorded for the three months ended March 31, 2007.

Results for the three month period ended June 30, 2007, included an unrealized gain of $2.2 million from the change in the fair value of derivatives, which are interest rate swaps entered into to hedge the Company’s exposure to US$ interest rates on its debt. Results for the three month period ended March 31, 2007 included an unrealized loss of $0.4 million from the change in the value of the same derivatives.

Adjusted EBITDA for the three months ended June 30, 2007 was $14.7 million compared to $13.1 million for the three months ended March 31, 2007. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Mons S. Bolin, President and Chief Executive Officer, commented, “Our results for the second quarter of 2007 were driven by a reduction of 76 days in  out-of-service time for our fleet compared to the first quarter of 2007. In addition to our improved utilization rate, we continued the successful execution of our charter strategy during the second quarter. Specifically, we commenced an extended period charter for the Ocean Hope, a 1989-built container vessel, for a period of 24 months at a net rate of $13,300 per day. Based on our success in securing long-term period charters for our vessels in the second quarter and year-to-date, we have significantly enhanced our revenue and earnings visibility for the benefit of shareholders. Currently, we have a large portion of our vessels locked away on long-term period charters with an average duration of approximately 1.4 years.”

Year-Over-Year Second Quarter Results

Revenues of $26 million were recorded for the three months ended June 30, 2007, compared to revenues of $22.5 million recorded for the three months ended June 30, 2006. The increase in revenues is primarily due to the growth of the Company’s fleet and associated increase in operating days. During the three months ended June 30, 2007 vessel operating days totalled 1,365 compared to total vessel operating days of 1,289 for the three months ended June 30, 2006. Net income was $4.2 million or $0.15 basic and diluted earnings per share for the three months ended June 30, 2007, compared to net income of $1.2 million or $0.04 basic and diluted earnings per share recorded for the three months ended June 30, 2006.

Results for the three month period ended June 30, 2007, included an unrealized gain of $2.2 million from the change in the fair value of derivatives. Results for the three month period ended June 30, 2006 include an unrealized gain of $0.8 million from the aforementioned derivatives.

Adjusted EBITDA for the three months ended June 30, 2007 was $14.7 million compared to $9.8 million for the three months ended June 30, 2006. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Six-Month Results

Revenues of $51.6 million were recorded for the six months ended June 30, 2007, compared to revenues of $43.7 million recorded for the six months ended June 30, 2006. The increase in revenues is primarily due to an increase in operating days. During the six months ended June 30, 2007 vessel operating days totalled 2,715 compared to total vessel operating days of 2,505 for the six months ended June 30, 2006. Net income was $4.8 million or $0.17 basic and diluted earnings per share for the six months ended June 30, 2007, compared to net income of $5.3 million or $0.19 basic and diluted earnings per share recorded for the six months ended June 30, 2006.

Results for the six month period ended June 30, 2007, included an unrealized gain of $1.7 million from the change in the fair value of derivatives. Results for the six month period ended June 30, 2006 include an unrealized gain of $1.9 million from derivatives.

Adjusted EBITDA for the six months ended June 30, 2007 was $27.7 million compared to $20.4 million for the six months ended June 30, 2006. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Fleet Report

Aries operates a fleet of ten double-hull products tankers and five container ships.  The Company’s products tankers consist of five double-hull MR tankers, four double-hull Panamax tankers and one double-hull Aframax tanker. The Company’s products tanker fleet has an average age of 8 years and an aggregate capacity of approximately 575,325 dwt.  The Company’s five container ships range in capacity from 1,799 to 2,917 TEU and have an average age of 17.7 years.

Fleet Deployment

Currently, 14 of Aries’ 15 vessels are deployed on period charters with established international charterers and state-owned entities.  The charters have remaining periods ranging from approximately 0.3 months to 3.1 years, with an average of 1.4 years.

On June 13, 2007, the Company commenced an extended period charter for the Ocean Hope, a 1989-built container vessel, with China Shipping Container Lines. The extended charter is for a period of 24 months at a net rate of $13,300 per day.

The following table details Aries’ fleet deployment:

Vessels	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)
Products Tankers
Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860
Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860
Nordanvind	38,701 dwt	2001	PDVSA	Through 11/08	$19,988
Ostria (ex Bora)	38,701 dwt	2000	Spot market
High Land	41,450 dwt	1992	Trafigura	Through 4/08	$16,575
High Rider	41,502 dwt	1991	Trafigura	Through 4/08	$16,575
Arius	83,970 dwt	1986	ST Shipping	Through approximately 08/15/07	Minimum of $17,550, maximum of $18,281 + 50% of profits over and above $18,000
Stena Compass	72,750 dwt	2006	Stena Group	Through 8/08	Bareboat charter at rate of $18,700 + 30% index linked profit sharing
Stena Compassion	72,750 dwt	2006	Stena Group	Through 12/08	Bareboat charter at rate of $18,700 + 30% index linked profit sharing
Chinook	38,701 dwt	2001	Stena Group	Through 8/08 with one 12-month extension at charterers’ option	$17,062 + 50% of profits over and above $17,500

Container Vessels
CMA CGM Makassar	2,917 TEU	1990	CMA CGM	Through 5/10	$20,400
CMA CGM Seine	2,917 TEU	1990	CMA CGM	Through 9/10	$20,400
Energy 1	2,438 TEU	1989	IRISL	Through 4/08 with one 6-month extension at charterers’ option	$17,297
MSC Oslo (ex SCI Tej)	2,438 TEU	1989	MSC	Through 3/09	$15,000
Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 6/07 Through 6/09	$13,956 $13,300

Summary of Selected Data

	Three Months Ended
	June 30, 2007	March 31, 2007

ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000’s unless otherwise stated)
NET INCOME	4,240	533
PLUS : NET INTEREST EXPENSE	5,544	5,457
PLUS : DEPRECIATION AND AMORTIZATION	7,052	6,642
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	(2,181)	451

ADJUSTED EBITDA	14,655	13,083

FLEET DATA

NUMBER OF VESSELS	15	15
NUMBER OF VESSELS ON PERIOD CHARTER	14	14
WEIGHTED AVERAGE AGE OF FLEET	12	11.7
OPERATING DAYS (2)	1,365	1,350

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (3)	19,820	19,717
TOTAL VESSEL OPERATING EXPENSES (4)	7,183	7,490
ADJUSTED EBITDA (5)	10,737	9,691

	Three Months Ended
	June 30, 2007	June 30, 2006

ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000’s unless otherwise stated)
NET INCOME	4,240	1,189
PLUS : NET INTEREST EXPENSE	5,544	4,418
PLUS : DEPRECIATION AND AMORTIZATION	7,052	4,925
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	(2,181)	(772)

ADJUSTED EBITDA	14,655	9,760

FLEET DATA

NUMBER OF VESSELS	15	15
NUMBER OF VESSELS ON PERIOD CHARTER	14	14
WEIGHTED AVERAGE AGE OF FLEET	12	10,2
OPERATING DAYS (2)	1,365	1,289

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (3)	19,820	17,446
TOTAL VESSEL OPERATING EXPENSES (4)	7,183	7,019
ADJUSTED EBITDA (5)	10,737	7,572

	Six Months Ended
	June 30, 2007	June 30, 2006

ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000’s unless otherwise stated)
NET INCOME	4,773	5,318
PLUS : NET INTEREST EXPENSE	11,001	7,719
PLUS : DEPRECIATION AND AMORTIZATION	13,695	9,335
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	(1,731)	(1,919)

ADJUSTED EBITDA	27,738	20,453

FLEET DATA

NUMBER OF VESSELS	15	15
NUMBER OF VESSELS ON PERIOD CHARTER	14	14
WEIGHTED AVERAGE AGE OF FLEET	12	10,2
OPERATING DAYS (2)	2,715	2,505

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (3)	19,769	17,813
TOTAL VESSEL OPERATING EXPENSES (4)	7,335	6,987
ADJUSTED EBITDA (5)	10,217	8,164

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income, net interest expense, depreciation, amortization and change in the fair value of derivatives.  The Company’s management uses Adjusted EBITDA as a performance measure.  The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by GAAP.

The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

(2) Operating days are defined as the total days the vessels were in the Company’s possession for the relevant period.

(3) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter; an assumed TCE of $24,500 per day has been included in respect of  (a) the 91 operating days of the Stena Compass during the three month period ended June 30, 2006, the 90 operating days of the vessel during the three month period ended March 31, 2007 and the 91 operating days of the vessel during the three month period ended June  30, 2007 and (b) the 15 operating days of the Stena Compassion in the three month period ended June 30, 2006, the 90 operating days of the vessel during the three month period ended March 31, 2007 and  the 91 operating days of the vessel during the three month period ended June  30, 2007 .

(4) Total Vessel Operating Expenses are defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees. Adjusted to exclude the following operating days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters:

(a) the 91 operating days of the Stena Compass during the three month period ended June 30, 2006, the 90 operating days of the vessel during the three month period ended March 31, 2007 and the 91 operating days of the vessel during the three month period ended June 30, 2007 and

(b) the 15 operating days of the Stena Compassion in the three month period ended June 30, 2006, the 90 operating days of the vessel during the three month period ended March 31, 2007 and the 91 operating days of the vessel during the three month period ended June 30, 2007.

(5) Average Adjusted EBITDA per day is calculated by dividing the Adjusted EBITDA by the Operating days.

Credit Facility

Aries closed on a new, $360 million fully revolving facility in April 2006, which has a term of five years. Aries used the proceeds of the new facility to replace its existing $140 million term loan facility and $150 million revolving credit facility.  The Bank of Scotland and Nordea Bank Finland were the joint lead arrangers.  Nordea Bank Finland was the book manager, while The Bank of Scotland acts as the Facility Agent.  Additionally, The Bank of Scotland and Nordea Bank Finland, who had fully underwritten the new facility, arranged a syndicate of other major ship finance banks to participate in the revolving credit facility. In October 2006, the $360 million commitment conferred by the new credit facility commenced the first of nine semi-annual reductions of $11 million as scheduled. As of June 30, 2007 Aries had an undrawn commitment available under the facility of $51.7 million.

Second Quarter 2007 Dividend

Today, Aries’ Board of Directors declared a $0.21 per share dividend for the three month period ended June 30, 2007. The dividend is payable on August 31, 2007 to shareholders of record on August 17, 2007.

Aries’ policy is to pay a quarterly dividend in March, May, August and November of each year, in an amount equal to the charter hire received by Aries during the preceding quarter less cash expenses for that quarter (principally vessel operating expenses, debt service and administrative expenses) and any reserves our Board of Directors determines we should maintain. The payment of dividends is at the discretion of the Board.

Mr. Bolin concluded, “We are pleased to declare a second quarter divided of $0.21 per share. This dividend represents a considerable increase compared to our first quarter 2007 dividend of $0.14 per share and our fourth quarter 2006 dividend of $0.07 per share. With an improved utilization rate, combined with the significant period charter coverage for our fleet, Aries continues to demonstrate steady progress in enhancing its ship operations. In accomplishing this important objective, we expect to further improve our ability to provide shareholders with stable dividends over the long term.”

Conference Call and Webcast Information

The Company announced that it will hold a conference call on Wednesday, August 8, 2007 at 10:00 a.m. Eastern Time to discuss earnings for the second quarter of 2007. To access the conference call, dial 888-208-1812 for domestic callers, or +1-719-457-2654 for international callers, and use the reservation number 1041369. Following the teleconference, a replay of the call may be accessed by dialing 888-203-1112 for domestic callers, or +1-719-457-0820 for international callers, and using the reservation number 1041369. The replay will be available through August 22, 2007. The conference call will also be webcast live on the Company’s website: www.ariesmaritime.com. A replay of the webcast will be available following the call through August 22, 2007.

About Aries Maritime Transport Limited

Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. All of the Company’s products tanker vessels are double-hulled with an average age of 8 years. The Company’s products tanker fleet consists of five MR tankers, four Panamax tankers and one Aframax tanker. The Company also owns a fleet of five container vessels. The Company’s container vessels have an average age of 17.7 years and range in capacity from 1,799 to 2,917 TEU. All of Aries Maritime’s products tankers and container vessels, other than the Ostria, currently have period charter coverage. Charters for 40% of the Company’s products tanker fleet currently have profit sharing components.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events.  These statements are intended as “forward-looking statements.”  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements.  Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2007 AND MARCH 31, 2007
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	Three month period ended June 30, 2007	Three month period ended March 31, 2007

REVENUES:
Revenue from voyages	25,999	25,574
EXPENSES:
Commissions	(564)	(396)
Voyage expenses	(865)	(1,390)
Vessel operating expenses	(6,646)	(7,066)
General and administrative expenses	(729)	(843)
Depreciation	(7,657)	(7,646)
Amortization of dry-docking and special survey expense	(1,338)	(1,187)
Management fees	(514)	(510)
	(18,313)	(19,038)
Net operating income	7,686	6,536

OTHER INCOME (EXPENSES):
Interest expense	(5,742)	(5,632)
Interest received	198	175
Other income (expenses), net	(83)	(95)
Change in fair value of derivatives	2,181	(451)
Total other expenses, net	(3,446)	(6,003)

NET INCOME (LOSS)	4,240	533

Earnings per share:
Basic and diluted	$0.15	$0.02

Weighted average number of shares:
Basic and diluted	28,416,877	28,416,877

Other Financial Data

(All amounts in thousands of U.S. dollars)	Three month period ended June 30, 2007	Three month period ended March 31, 2007

Net cash provided by operating activities	4,908	5,663
Net cash used in investing activities	(5)	(66)
Net cash used in financing activities	(5,771)	(1,912)

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED JUNE 30, 2007 AND JUNE 30, 2006
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	Three month period ended June 30, 2007	Three month period ended June 30, 2006

REVENUES:
Revenue from voyages	25,999	22,488
EXPENSES:
Commissions	(564)	(357)
Voyage expenses	(865)	(664)
Vessel operating expenses	(6,646)	(6,898)
General and administrative expenses	(729)	(1,260)
Depreciation	(7,657)	(7,067)
Amortization of dry-docking and special survey expense	(1,338)	(771)
Management fees	(514)	(494)
	(18,313)	(17,511)
Net operating income	7,686	4,977

OTHER INCOME (EXPENSES):
Interest expense	(5,742)	(4,804)
Interest received	198	386
Other income (expenses), net	(83)	(142)
Change in fair value of derivatives	2,181	772
Total other expenses, net	(3,446)	(3,788)

NET INCOME (LOSS)	4,240	1,189

Earnings per share:
Basic and diluted	$0.15	$0.04

Weighted average number of shares:
Basic and diluted	28,416,877	28,416,877

Other Financial Data

(All amounts in thousands of U.S. dollars)	Three month period ended June 30, 2007	Three month period ended June 30, 2006

Net cash provided by operating activities	4,909	11,699
Net cash used in investing activities	(5)	(50,598)
Net cash used in / provided by financing activities	(5,771)	42,985

ARIES MARITIME TRANSPORT LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2007 AND JUNE 30, 2006
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited) Six month period ended June 30, 2007	(Unaudited) Six month period ended June 30, 2006

REVENUES:
Revenue from voyages	51,571	43,739

EXPENSES:
Commissions	(960)	(669)
Voyage expenses	(2,255)	(869)
Vessel operating expenses	(13,712)	(12,381)
General & administrative expenses	(1,571)	(2,217)
Depreciation	(15,303)	(13,814)
Amortization of dry-docking and special survey expense	(2,525)	(1,307)
Management fees	(1,024)	(984)
	(37,350)	(32,241)
Net operating income	14,221	11,498

OTHER EXPENSES:
Interest expense	(11,374)	(8,230)
Interest received	373	510
Other income (expenses), net	(178)	(379)
Change in fair value of derivatives	1,731	1,919
Total other expenses, net	(9,448)	(6,180)

NET INCOME	4,773	5,318

Earnings per share:
Basic and diluted	$0.17	$0.19

Weighted average number of shares:
Basic and diluted	28,416,877	28,416,877

Other Financial Data

(All amounts in thousands of U.S. dollars)	Six month period ended June 30, 2007	Six month period ended June 30, 2006

Net cash provided by operating activities	10,572	17,190
Net cash used in investing activities	(71)	(101,334)
Net cash used in/ provided by financing activities	(7,683)	83,354

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
 (All amounts expressed in thousands of U.S. Dollars)

	(Unaudited) June 30, 2007	December 31, 2006

ASSETS
Current assets
Cash and cash equivalents	14,430	11,612
Restricted cash	3,456	3,242
Trade receivables, net	3,795	1,960
Other receivables	873	172
Derivative financial instruments	888	671
Inventories	1,264	1,496
Prepaid expenses	684	338
Due from managing agent	28	444
Due from related parties	-	2,495
Total current assets	25,418	22,430

Vessels and other fixed assets, net	416,680	431,396
Deferred charges, net	3,814	4,214
Restricted cash	1,501	-
Total non-current assets	421,995	435,610
Total assets	447,413	458,040

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable, trade	7,087	11,828
Accrued liabilities	7,345	7,289
Deferred income	2,212	1,947
Derivative financial instruments	1,033	2,547
Deferred revenue	4,846	6,011
Due to related parties	26	-
Total current liabilities	22,549	29,622

Long-term debt	284,800	284,800
Deferred revenue	8,670	11,030
Total liabilities	316,019	325,452

Commitments and contingencies	-	-

Stockholders’ equity
Preferred Stock, $0.01 par value, 30 million shares authorized, none issued. Common Stock, $0.01 par value, 100 million shares authorized, 28.4 million shares issued and outstanding at June 30, 2007 (2006: 28.4 million shares)	284	284
Additional paid-in capital	131,110	132,304
Total stockholders’ equity	131,394	132,588
Total liabilities and stockholders’ equity	447,413	458,040

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: August 17, 2007	By:	/s/ Richard J.H. Coxall
Richard J.H. Coxall
Chief Financial Officer

SK 23248 0002 803842